TIGER JIUJIANG MINING, INC.

January 26, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on January 26, 2011
File Number 333-166823

We have reviewed your comment letter dated December 15, 2010, regarding the above filing, have made revisions to the filing and have the following comments and responses. We have also updated our financial statements to the end of the third quarter on November 30, 2010 and have altered any figures that relate to same such as the Dilution Table. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording, as applicable.

General

1.

Our reference at page 29 of the November 16, 2010, filing to our April 20, 2010, stock valid issue (tradeability) legal opinion contained a typographical error which went unnoticed; where it read August 20, it should have read August 12 and has been altered accordingly.

2.	As noted in our November 16, 2010 letter we are relying on Rule 415 and have so indicated by checking the corresponding box on our registration statement cover page.

3.

Further to our response to comment 9 in your letter dated October 5, 2010, we have revised risk 14 on page 12 regarding Section 404 of the Sarbanes Oxley Act of 2002 by deleting the first paragraph and the first three sentences of the second paragraph and inserted in their place the wording used in our letter to your offices of November 16, 2010, such that the risk factor now reads in its entirety as follows:

“Under the requirements of the Sarbanes Oxley Act of 2002 and pursuant to Section 404 of that Act, we are required to undergo an annual and quarterly assessment which includes inventorying all controls, identifying the key controls using a top down approach and testing the key controls to ensure the controls are in place and working as designed. Following consultation with our independent accountant we have determined that the process is overly time consuming and costly to Tiger. As a result, we have not completed this process to date. With a limited staff, management can override any implemented program of controls and procedures which renders the control system ineffective. If our auditors need to be involved in numeric changes or material changes to footnotes then, by definition, the controls have failed and are ineffective. In addition, our auditors have recommended journal entries and adjustments following management’s preparation of the financial statements and notes thereto which indicates our controls to be ‘ineffective’. Other elements of an effective control system would include developing a code of conduct, which we have completed, and having independent board members – of which we have none. Thus, we state in our filing that our controls are determined to be “ineffective”.

1242 State Avenue, Suite 1, Number 309, Marysville, WA 98270
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
January 26, 2011

If we are unable to assert that our internal control over financial reporting is effective as of February 28, 2011 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board, or as executive officers.”

Plan of Distribution, Terms of the Offering

Procedures for Subscribing, page

4.

We have deleted the sentence on page 25 that states “However, upon receipt of the subscription the funds will be held without deposit until such time as the minimum subscription level is reached at which time all funds received to date and from that date forward will be immediately deposited to the credit of the Corporation’s bank accounts and will be used as indicated herein which will minimize this risk until such time as the minimum subscription level is attained.”

Business Description, page

Acquisition of the Tiger Gold Property, page

5.

We note your reference to the discrepancy between the disclosure on page 30 and section 5.1(a) of the option and royalty agreement. Under the agreement we are legally obligated only to make an expenditure of $15,000 but the in the event we do not spend $20,000 the vendor may terminate the agreement. We have revised our registration statement such that line (a) of paragraph 3 reflects the minimum exploration expenditure by Tiger to be US $20,000 prior to May 31, 2011.

Further, in reviewing this comment we noted that there was a typographical error in (c) of the prior paragraph where we indicated that it would be necessary to issue 1,200,000 Tiger shares to Kiukiang “… upon completion of a phase I exploration program …”. The correct number of shares to be issued in that circumstance should read 1,000,000 and the amended registration statement has been altered accordingly.

Directors, Executive Officers, Promoters and Control Persons

Involvement in Certain Legal Proceedings, page

6.	We have altered the disclosure to include the past ten years versus the past five years as originally indicated.

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
January 26, 2011

Engineering Comments

7.

There was a typographical error on page 34 of the amended Form S-1 which stated that the mining permit expired in December 2014. The permit correctly expires in December, 2012 and the amended S-1 has been altered accordingly.

We have attached, as exhibit 99.4, a copy of the mining permit as issued by the Ministry of Land and Resources of the People’s Republic of China December 8, 2009, which indicates that the permit is valid for a period of three years to December 8, 2012; it is provided in both Chinese and English.

We are not aware of any English language Website operated by the Ministry of Land and Resources of the People’s Republic of China to which the general public has access that would verify the legal right of Kiukiang to explore the Tiger property.

Yours truly,
TIGER JIUJIANG MINING, INC.

      /s/    “Chang Ya-Ping”

Chang Ya-Ping
President